June 24, 2020

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:	Heartland Group, Inc. (“HGI”) Form N-14 Registration Statement

Ladies and Gentlemen:

Filed herewith via EDGAR is a correspondence filing related to HGI’s Form N-14 Registration Statement (the “Registration Statement”) relating to the proposed acquisition of the Heartland Select Value Fund (the “Target Fund”) by the Heartland Mid Cap Value Fund (the “Acquiring Fund”), each a series of HGI (the “Reorganization”). The purpose of this filing is to provide an accounting survivor analysis with regard to the proposed acquisition. Capitalized terms not otherwise defined shall have the meanings set forth in the Registration Statement.

Accounting Survivor Analysis

The below analysis is based on guidance of the SEC staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. In the NAST Letter, the SEC staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund (the “Survivor”) most closely resembles. When making this determination, the following factors are typically weighed:

(1)	The identity of the Funds’ investment advisers. Heartland Advisors, Inc. (“Heartland”) is the investment adviser to both the Target Fund and the Acquiring Fund. Heartland will continue to serve as the Acquiring Fund’s investment adviser after the Reorganization. In addition, there is substantial continuity of portfolio management as two of the three portfolio managers of the Target Fund are the two portfolio managers of the Acquiring Fund and will continue to serve as portfolio managers of the Acquiring Fund after the Reorganization. In addition, the one portfolio manager of the Target Fund who is not a portfolio manager of the Acquiring Fund as of the date of this letter currently serves as a Research Analyst for the Acquiring Fund and will continue to do so following the consummation of the Reorganization. This factor favors the Acquiring Fund as the Survivor, since the investment advisory structure post-Reorganization will be identical, and the Target Fund will have significant continuity of its portfolio management team if the Reorganization is consummated.

(2)	Comparison of portfolio composition. The combined Fund will be managed in accordance with the Acquiring Fund’s investment objective, policies and restrictions and both Funds have similar investment objectives and employ a similar value strategy to investing in equity securities. The Acquiring Fund primarily invests in the equity securities of mid-capitalization companies, whereas the Target Fund may invest in the equity securities of companies of any market capitalization. The Acquiring Fund normally invests at least 80% of its net assets in equity securities of mid-capitalization companies, and a majority of the Acquiring Fund’s assets are generally invested in dividend-paying common stocks. The Target Fund normally invests in companies with market capitalizations in excess of $500 million at the time of purchase. As of March 31, 2020, the Target Fund’s median market capitalization was $7.8 billion and the Acquiring Fund’s median market capitalization was $6.3 billion. Due to the similarities in investment strategy, from time to time the Funds hold a number of the same securities and as of March 31, 2020, there were three securities in common among each Fund’s top 10 holdings. HGI anticipates that the portfolio managers of the Target Fund will sell a substantial portion (up to 66%) of the portfolio assets of the Target Fund prior to the closing of the Reorganization to align the two portfolios. Accordingly, the securities held by the Survivor will most closely resemble those of the Acquiring Fund. This factor favors the Acquiring Fund as Survivor.

Securities and Exchange Commission
Division of Investment Management
June 24, 2020

(3)	Comparison of investment objectives, policies and restrictions.

Investment objective. The Target Fund’s investment objective is long-term capital appreciation. The Acquiring Fund’s investment objective is similar to the Target Fund’s investment objective: long-term capital appreciation and modest current income. Unlike the Acquiring Fund, the Target Fund does not include the modest current income component in its investment objective.

Principal investment strategies. Each Fund seeks to achieve a similar investment objective by using a value approach to investing in equity securities. The Acquiring Fund primarily invests in the equity securities of mid-capitalization companies, whereas the Target Fund may invest in the equity securities of companies of any market capitalization.

Fundamental investment restrictions. Each Fund’s fundamental investment restrictions regarding real estate, borrowing, loans, underwriting, senior securities, commodity interests, diversification and the pledging of assets are identical. There is a wording difference in the Funds’ fundamental restriction regarding concentration (25% or more of total assets in the case of the Acquiring Fund vs. more than 25% of total assets in the case of the Target Fund).

The Survivor will adopt the investment objective, principal investment strategy and fundamental investment restrictions of the Acquiring Fund. As a result, this factor favors the Acquiring Fund as Survivor.

(4)	Comparison of expense structures and expense ratios.

The expense structure of the combined Fund will be that of the Acquiring Fund, and the Acquiring Fund has the same management fee as the Target Fund at current asset levels. As indicated in the Form N-14 Registration Statement under “Proposal 1 – Approval of Reorganization Agreement – Summary – The Funds’ Fees and Expenses,” assuming the Reorganization had taken place on January 1, 2019 (the first day of the twelve-month period ended December 31, 2019), the combined Fund would have, on a pro forma basis, (i) total annual fund operating expenses for each of its share classes that are lower than those of the corresponding share classes of the Target Fund prior to the Reorganization; and (ii) net annual fund operating expenses for each of its share classes that are lower than those of the corresponding share classes of the Target Fund prior to the Reorganization, after taking into account applicable contractual fee waivers and/or expense reimbursements that Heartland has agreed to implement through at least May 1, 2022.

Securities and Exchange Commission
Division of Investment Management
June 24, 2020

After the Reorganization, the Acquiring Fund’s expense structure and expense ratios will be the ones that survive and are experienced by Acquiring Fund shareholders. As a result, this factor favors the Acquiring Fund as Survivor.

(5)	Comparison of relative asset sizes of the Funds involved in the Reorganization.

The net assets of the Target Fund (approximately $130 million as of 3/31/20) are larger than the net assets of the Acquiring Fund (approximately $49 million as of 3/31/20). While this factor may not support the Acquiring Fund as Survivor, HGI believes that this factor is of less significance than the other factors discussed above in determining that the Acquiring Fund should be the Survivor.

Conclusion: In light of the fact that the post-Reorganization investment adviser, portfolio composition, investment objective, policies and restrictions, expense structures and expense ratios will be that of the Acquiring Fund, HGI believes that the Survivor should be the Acquiring Fund

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If you have any questions or comments regarding this filing, please call the undersigned at 414-347-7777.

Respectfully submitted,

/s/ Nicole J. Best
Nicole J. Best
Treasurer and Principal Accounting Officer
Heartland Group, Inc.